UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                 (Amendment No. 3)

                            Opinion Research Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                           (Title of Class Securities)

                                    683755102
                      ------------------------------------
                                 (CUSIP Number)


                                  Carlo Cannell
    Cannell Capital, LLC, 150 California Street, 5th Floor, San Francisco, CA
                              94111 (415) 835-8300
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                April 8, 2005
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.



CUSIP No.  683755102

   1. Name of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Cannell Capital, LLC
      94-3366999
--------------------------------------------------------------------------------

   2. Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)  [X].................................................................
           ------------------------------------------------------------------
      (b)  .................................................................
           ------------------------------------------------------------------
--------------------------------------------------------------------------------

   3. SEC Use Only..........................................................
                  -----------------------------------------------------------
--------------------------------------------------------------------------------

   4. Source of Funds (See Instructions) OO.................................
                                         ------------------------------------
--------------------------------------------------------------------------------

   5. Check if Disclosure of Legal Proceeding Is Required Pursuant to Items
2(d) or 2(e)................................................................
            -----------------------------------------------------------------
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   6. Citizenship or Place of Organization     California...................
                                            ---------------------------------
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Number of   7.    Sole Voting Power            0...............................
                                     ----------------------------------------
Shares
Beneficially
Owned by
Each
Reporting
Person
With:
            -------------------------------------------------------------------
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            8.    Shared Voting Power          371,799........................
                                       --------------------------------------
            -------------------------------------------------------------------
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            9.    Sole Dispositive Power       0............................
                                          -----------------------------------
            -------------------------------------------------------------------
-------------------------------------------------------------------------------
            10.  Shared Dispositive Power      371,799.....................
                                           ----------------------------------
            -------------------------------------------------------------------
--------------------------------------------------------------------------------

   11.Aggregate Amount Beneficially Owned by Each Reporting Person   371,799
                                                                   ------------


   12.Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)


   13.............Percent of Class Represented by Amount in Row (11)    5.8%
                                                                      ---------
--------------------------------------------------------------------------------

   14............................Type of Reporting Person (See Instructions)
--------------------------------------------------------------------------------

   IA.......................................................................
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CUSIP No. 683755102

   1. Name of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      J. Carlo Cannell

--------------------------------------------------------------------------------

   2. Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)  [X].................................................................
           ------------------------------------------------------------------
      (b)  .................................................................
           ------------------------------------------------------------------
--------------------------------------------------------------------------------

   3. SEC Use Only..........................................................
                  -----------------------------------------------------------
--------------------------------------------------------------------------------

   4. Source of Funds (See Instructions) OO.................................
                                         ------------------------------------
--------------------------------------------------------------------------------

   5. Check if Disclosure of Legal Proceeding Is Required Pursuant to Items
2(d) or 2(e)................................................................
            -----------------------------------------------------------------
--------------------------------------------------------------------------------

   6. Citizenship or Place of Organization     USA..........................
                                            ---------------------------------
--------------------------------------------------------------------------------

Number of   7.    Sole Voting Power            0 ..............................
                                     ----------------------------------------
Shares
Beneficially
Owned by
Each
Reporting
Person
With:
            -------------------------------------------------------------------
-------------------------------------------------------------------------------
            8.    Shared Voting Power          371,799........................
                                       --------------------------------------
            -------------------------------------------------------------------
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            9.    Sole Dispositive Power       0............................
                                          -----------------------------------
            -------------------------------------------------------------------
-------------------------------------------------------------------------------
            10.  Shared Dispositive Power      371,799.....................
                                           ----------------------------------
            -------------------------------------------------------------------
--------------------------------------------------------------------------------

   11.Aggregate Amount Beneficially Owned by Each Reporting Person    371,799
                                                                    ------------


   12.Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)


   13.............Percent of Class Represented by Amount in Row (11)    5.8%
                                                                      ---------
--------------------------------------------------------------------------------

   14............................Type of Reporting Person (See Instructions)
--------------------------------------------------------------------------------

   IN/HC....................................................................
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CUSIP No. 683755102

   1. Name of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      The Cuttyhunk Fund Limited

--------------------------------------------------------------------------------

   2. Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)  [X].................................................................
           ------------------------------------------------------------------
      (b)  .................................................................
           ------------------------------------------------------------------
--------------------------------------------------------------------------------

   3. SEC Use Only..........................................................
                  -----------------------------------------------------------
--------------------------------------------------------------------------------

   4. Source of Funds (See Instructions) WC.................................
                                         ------------------------------------
--------------------------------------------------------------------------------

   5. Check if Disclosure of Legal Proceeding Is Required Pursuant to Items
2(d) or 2(e)................................................................
            -----------------------------------------------------------------
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   6. Citizenship or Place of Organization     Bermuda......................
                                            ---------------------------------
--------------------------------------------------------------------------------

Number of   7.    Sole Voting Power            0  .............................
                                     ----------------------------------------
Shares
Beneficially
Owned by
Each
Reporting
Person
With:
            -------------------------------------------------------------------
-------------------------------------------------------------------------------
            8.    Shared Voting Power          51,500........................
                                       --------------------------------------
            -------------------------------------------------------------------
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            9.    Sole Dispositive Power       0   ............................
                                          -----------------------------------
            -------------------------------------------------------------------
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            10.  Shared Dispositive Power      51,500.....................
                                           ----------------------------------
            -------------------------------------------------------------------
--------------------------------------------------------------------------------

   11.Aggregate Amount Beneficially Owned by Each Reporting Person    51,500
                                                                    ------------


   12.Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)


   13.............Percent of Class Represented by Amount in Row (11)     0.8%
                                                                      ---------
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   14............................Type of Reporting Person (See Instructions)
--------------------------------------------------------------------------------

   CO.......................................................................
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CUSIP No. 683755102

   1. Name of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      The Anegada Master Fund Limited

--------------------------------------------------------------------------------

   2. Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)  [X].................................................................
           ------------------------------------------------------------------
      (b)  .................................................................
           ------------------------------------------------------------------
--------------------------------------------------------------------------------

   3. SEC Use Only..........................................................
                  -----------------------------------------------------------
--------------------------------------------------------------------------------

   4. Source of Funds (See Instructions) WC.................................
                                         ------------------------------------
--------------------------------------------------------------------------------

   5. Check if Disclosure of Legal Proceeding Is Required Pursuant to Items
2(d) or 2(e)................................................................
            -----------------------------------------------------------------
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   6. Citizenship or Place of Organization     Cayman Islands...............
                                            ---------------------------------
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Number of   7.    Sole Voting Power            0 ..............................
                                     ----------------------------------------
Shares
Beneficially
Owned by
Each
Reporting
Person
With:
            -------------------------------------------------------------------
-------------------------------------------------------------------------------
            8.    Shared Voting Power          88,991.......................
                                       --------------------------------------
            -------------------------------------------------------------------
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            9.    Sole Dispositive Power       0  ............................
                                          -----------------------------------
            -------------------------------------------------------------------
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            10.  Shared Dispositive Power      88,991.....................
                                           ----------------------------------
            -------------------------------------------------------------------
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   11.Aggregate Amount Beneficially Owned by Each Reporting Person   88,991
                                                                    -----------

   12.Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)


   13.............Percent of Class Represented by Amount in Row (11)     1.4%
                                                                      ---------
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   14............................Type of Reporting Person (See Instructions)
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   CO.......................................................................
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CUSIP No. 683755102

   1. Name of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      GS Cannell, LLC
      98-0232642
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   2. Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)  [X].................................................................
           ------------------------------------------------------------------
      (b)  .................................................................
           ------------------------------------------------------------------
--------------------------------------------------------------------------------

   3. SEC Use Only..........................................................
                  -----------------------------------------------------------
--------------------------------------------------------------------------------

   4. Source of Funds (See Instructions) WC.................................
                                         ------------------------------------
--------------------------------------------------------------------------------

   5. Check if Disclosure of Legal Proceeding Is Required Pursuant to Items
2(d) or 2(e)................................................................
            -----------------------------------------------------------------
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   6. Citizenship or Place of Organization     Delaware.....................
                                            ---------------------------------
--------------------------------------------------------------------------------

Number of   7.    Sole Voting Power            0...............................
                                     ----------------------------------------
Shares
Beneficially
Owned by
Each
Reporting
Person
With:
            -------------------------------------------------------------------
-------------------------------------------------------------------------------
            8.    Shared Voting Power          66,882.........................
                                       --------------------------------------
            -------------------------------------------------------------------
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            9.    Sole Dispositive Power       0   ............................
                                          -----------------------------------
            -------------------------------------------------------------------
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            10.  Shared Dispositive Power      66,882.........................
                                           ----------------------------------
            -------------------------------------------------------------------
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   11.Aggregate Amount Beneficially Owned by Each Reporting Person    66,882
                                                                    -----------

   12.Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)


   13.............Percent of Class Represented by Amount in Row (11)     1.0%
                                                                      ---------
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   14............................Type of Reporting Person (See Instructions)
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   OO.......................................................................
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CUSIP No. 683755102

   1. Name of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Tonga Partners, L.P.
      94-3164039
--------------------------------------------------------------------------------

   2. Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)  [X].................................................................
           ------------------------------------------------------------------
      (b)  .................................................................
           ------------------------------------------------------------------
--------------------------------------------------------------------------------

   3. SEC Use Only..........................................................
                  -----------------------------------------------------------
--------------------------------------------------------------------------------

   4. Source of Funds (See Instructions) WC.................................
                                         ------------------------------------
--------------------------------------------------------------------------------

   5. Check if Disclosure of Legal Proceeding Is Required Pursuant to Items
2(d) or 2(e)................................................................
            -----------------------------------------------------------------
--------------------------------------------------------------------------------

   6. Citizenship or Place of Organization     Delaware.....................
                                            ---------------------------------
--------------------------------------------------------------------------------

Number of   7.    Sole Voting Power            0  .............................
                                     ----------------------------------------
Shares
Beneficially
Owned by
Each
Reporting
Person
With:
            -------------------------------------------------------------------
-------------------------------------------------------------------------------
            8.    Shared Voting Power          137,956....................
                                       --------------------------------------
            -------------------------------------------------------------------
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            9.    Sole Dispositive Power       0............................
                                          -----------------------------------
            -------------------------------------------------------------------
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            10.  Shared Dispositive Power      137,956.....................
                                           ----------------------------------
            -------------------------------------------------------------------
--------------------------------------------------------------------------------

   11.Aggregate Amount Beneficially Owned by Each Reporting Person    137,956
                                                                    ------------


   12.Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)


   13.............Percent of Class Represented by Amount in Row (11)     2.2%
                                                                      ---------
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   14............................Type of Reporting Person (See Instructions)
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   PN.......................................................................
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CUSIP No. 683755102

   1. Name of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Pleiades Investment Partners, LP
      23-2688812
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   2. Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)  [X].................................................................
           ------------------------------------------------------------------
      (b)  .................................................................
           ------------------------------------------------------------------
--------------------------------------------------------------------------------

   3. SEC Use Only..........................................................
                  -----------------------------------------------------------
--------------------------------------------------------------------------------

   4. Source of Funds (See Instructions) WC.................................
                                         ------------------------------------
--------------------------------------------------------------------------------

   5. Check if Disclosure of Legal Proceeding Is Required Pursuant to Items
2(d) or 2(e)................................................................
            -----------------------------------------------------------------
--------------------------------------------------------------------------------

   6. Citizenship or Place of Organization     Delaware.....................
                                            ---------------------------------
--------------------------------------------------------------------------------

Number of   7.    Sole Voting Power            0  .............................
                                     ----------------------------------------
Shares
Beneficially
Owned by
Each
Reporting
Person
With:
            -------------------------------------------------------------------
-------------------------------------------------------------------------------
            8.    Shared Voting Power          26,470..........................
                                       --------------------------------------
            -------------------------------------------------------------------
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            9.    Sole Dispositive Power       0............................
                                          -----------------------------------
            -------------------------------------------------------------------
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            10.  Shared Dispositive Power      26,470......................
                                           ----------------------------------
            -------------------------------------------------------------------
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   11.Aggregate Amount Beneficially Owned by Each Reporting Person     26,470
                                                                    -----------

   12.Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)


   13.............Percent of Class Represented by Amount in Row (11)     0.4%
                                                                      ---------
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   14............................Type of Reporting Person (See Instructions)
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   PN.......................................................................
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Item 1  Security and Issuer
        This statement relates to Common Stock ("Common Stock"), issued by Opinion Research Corporation. The address of the principal executive offices of Opinion Research Corporation is 600 College Road East, Suite 4100, Princeton, NJ 08540.

Item 2  Identity and Background

        Name: Cannell Capital, LLC ("Adviser")
        Place of Organization: California
        Principal Business: Investment Adviser
        Address: 150 California Street, 5th Floor, San Francisco, CA 94111 Criminal Proceedings: None
        Applicable Civil, Judicial or Administrative Proceedings: None

        Name: The Cuttyhunk Fund Limited ("Cuttyhunk")
        Place of Organization: Bermuda
        Principal Business: Investment
        Address: 73 Front Street, Hamilton, Bermuda HM 12
        Criminal Proceedings: None
        Applicable Civil, Judicial or Administrative Proceedings: None

        Name: The Anegada Master Fund Limited ("Anegada")
        Place of Organization: Cayman Islands
        Principal Business: Investment
        Address: c/o Bank of Butterfield International (Cayman) Ltd., 68 Fort Street, PO Box 705, George Town, Grand Cayman, Cayman Islands Criminal Proceedings: None
        Applicable Civil, Judicial or Administrative Proceedings: None

        Name: Tonga Partners, L.P. ("Tonga")
        Place of Organization: Delaware
        Principal Business: Investment
        Address: 150 California Street, 5th Floor, San Francisco, CA 94111 Criminal Proceedings: None
        Applicable Civil, Judicial or Administrative Proceedings: None

        Name: GS Cannell, LLC ("GSC")
        Place of Organization: Delaware
        Principal Business: Investment
        Address: 701 Mount Lucas Road, CN 850, Princeton, NJ 08542 Criminal Proceedings: None
        Applicable Civil, Judicial or Administrative Proceedings: None

        Name: Pleiades Investment Partners, LP ("Pleiades")
        Place of Organization: Delaware
        Principal Business: Investment
        Address: 6022 West Chester Pike, Newtown Square, PA 19073
        Criminal Proceedings: None
        Applicable Civil, Judicial or Administrative Proceedings: None

        Name: J. Carlo Cannell
        Address: 150 California Street, 5th Floor, San Francisco, CA 94111 Criminal Proceedings: None
        Applicable Civil, Judicial or Administrative Proceedings: None
        Citizenship: United States

        J Carlo Cannell is the controlling and managing member of Adviser. Adviser serves as investment adviser to Cuttyhunk, Anegada Master, GSC, and Pleiades. Adviser is general partner and investment adviser to Tonga.

Item 3  Source and amount of Funds or other Consideration

        The aggregate amount of funds used by Cuttyhunk to purchase 51,500 shares of Common Stock owned by it was approximately $315,265. Such amount was derived from working capital.

        The aggregate amount of funds used by Anegada to purchase 88,991 shares of Common Stock owned by it was approximately $548,693. Such amount was derived from working capital.

        The aggregate amount of funds used by GSC to purchase 66,882 shares of Common Stock owned by it was approximately $455,245. Such amount was derived from working capital.

        The aggregate amount of funds used by Tonga to purchase 137,956 shares of Common Stock owned by it was approximately $724,651. Such amount was derived from working capital.

        The aggregate amount of funds used by Pleiades to purchase 26,470 shares of Common Stock owned by it was approximately $184,524. Such amount was derived from working capital.

Item 4  Purpose of Transaction

        The Common Stock was sold in the ordinary course of the Adviser's management of the accounts of its investment advisory clients. As of April 7, 2005 the Reporting Persons commenced the formulation of plans to seek maximization of the value of the Common Stock. Such plans may include, but may not necessarily be limited to, pursuit of strategic initiatives to enhance shareholder value.

        Subject to availability at prices deemed favorable and in accordance with applicable laws and regulations, the Reporting Persons may acquire shares of Common Stock of the Company from time to time in the open market, in privately negotiated transactions or otherwise. The Reporting Persons may dispose of shares of Common Stock of the Company from time to time in the open market, in privately negotiated transactions or otherwise.

        Except as set forth above, the Reporting Persons has no present plans or intentions that relate to or that would result in any of the transactions described in clauses (a) through (j) of item 4 of Schedule 13D.

Item 5  Interest in Securities of the Issuer

        (a) As of April 7, 2005, the Reporting Persons directly or indirectly beneficially owned 371,799 shares, or 5.8%, of Common Stock of Opinion Research Corporation (the approximate percentage of the shares of Common Stock owned is based on 6,409,346 shares of common stock outstanding by Opinion Research Corporation, on March 24, 2005).
           (1) Cuttyhunk owns 51,500 shares (0.8%) (2) Anegada owns 88,991 shares (1.4%) (3) GS Cannell owns 66,882 shares (1.0%) (4) Tonga owns 137,956 shares (2.2%) (5) Pleiades owns 26,470 shares (0.4%)

        (b) The responses of the Reporting Persons to Items 7 through 11 of the portions of the cover page of this Schedule 13D which relate to beneficial ownership of shares of the Common Stock are incorporated herein by reference.

        (c) A list of transactions during the past 60 days.

--------------------------------------------------------------------------------
Party             Date             Amount      Price per  Where & How
                                   Bought       Share      Effected
                                   (Sold)
--------------------------------------------------------------------------------

ANEGADA         3/7/2005           (1,600)       6.97     Open Market
ANEGADA         3/8/2005             (150)       6.99     Open Market
ANEGADA         3/10/2005            (300)       7.04     Open Market
ANEGADA         3/11/2005            (600)       6.96     Open Market
ANEGADA         3/16/2005          (1,150)       6.97     Open Market
ANEGADA         3/16/2005          (1,100)       6.97     Open Market
GS CANNELL      3/7/2005           (1,800)       6.97     Open Market
GS CANNELL      3/7/2005           (6,000)       6.97     Open Market
GS CANNELL      3/7/2005             (200)       6.97     Open Market
GS CANNELL      3/8/2005             (400)       6.99     Open Market
GS CANNELL      3/10/2005            (400)       7.04     Open Market
GS CANNELL      3/10/2005          (1,400)       7.04     Open Market
GS CANNELL      3/11/2005            (100)       6.96     Open Market
GS CANNELL      3/11/2005          (2,000)       6.96     Open Market
GS CANNELL      3/11/2005          (1,000)       6.96     Open Market
GS CANNELL      3/16/2005          (2,000)       6.97     Open Market
GS CANNELL      3/16/2005          (1,500)       6.97     Open Market
GS CANNELL      3/16/2005          (2,000)       6.97     Open Market
GS CANNELL      3/16/2005          (1,000)       6.97     Open Market
GS CANNELL      3/16/2005          (3,000)       6.97     Open Market
GS CANNELL      3/16/2005          (1,400)       6.97     Open Market
PLEIADES        3/7/2005           (1,700)       6.97     Open Market
PLEIADES        3/7/2005           (1,200)       6.97     Open Market
PLEIADES        3/8/2005             (100)       6.99     Open Market
PLEIADES        3/10/2005            (700)       7.04     Open Market
PLEIADES        3/11/2005          (1,100)       6.96     Open Market
PLEIADES        3/16/2005          (1,900)       6.97     Open Market
PLEIADES        3/16/2005          (1,000)       6.97     Open Market
PLEIADES        3/16/2005          (1,200)       6.97     Open Market
TONGA           3/7/2005           (5,000)       6.97     Open Market
TONGA           3/7/2005           (3,500)       6.97     Open Market
TONGA           3/7/2005           (7,000)       6.97     Open Market
TONGA           3/7/2005           (2,000)       6.97     Open Market
TONGA           3/7/2005           (1,500)       6.97     Open Market
TONGA           3/7/2005           (5,000)       6.97     Open Market
TONGA           3/7/2005          (10,000)       6.97     Open Market
TONGA           3/7/2005          (10,200)       6.97     Open Market
TONGA           3/7/2005           (4,000)       6.97     Open Market
TONGA           3/7/2005           (3,600)       6.97     Open Market
TONGA           3/8/2005             (700)       6.99     Open Market
TONGA           3/8/2005           (1,700)       6.99     Open Market
TONGA           3/10/2005            (400)       7.04     Open Market
TONGA           3/10/2005          (2,100)       7.04     Open Market
TONGA           3/10/2005          (4,200)       7.04     Open Market
TONGA           3/10/2005          (1,000)       7.04     Open Market
TONGA           3/10/2005          (1,700)       7.04     Open Market
TONGA           3/10/2005          (2,000)       7.04     Open Market
TONGA           3/11/2005          (4,500)       6.96     Open Market
TONGA           3/11/2005          (2,700)       6.96     Open Market
TONGA           3/11/2005          (3,200)       6.96     Open Market
TONGA           3/11/2005          (2,000)       6.96     Open Market
TONGA           3/11/2005          (3,000)       6.96     Open Market
TONGA           3/11/2005          (3,800)       6.96     Open Market
TONGA           3/11/2005          (1,000)       6.96     Open Market
TONGA           3/16/2005          (3,300)       6.97     Open Market
TONGA           3/16/2005          (4,200)       6.97     Open Market
TONGA           3/16/2005          (4,000)       6.97     Open Market
TONGA           3/16/2005         (16,900)       6.97     Open Market
TONGA           3/16/2005          (2,100)       6.97     Open Market
TONGA           3/16/2005          (5,900)       6.97     Open Market
TONGA           3/16/2005          (7,600)       6.97     Open Market
TONGA           3/16/2005          (3,800)       6.97     Open Market
TONGA           3/16/2005          (3,800)       6.97     Open Market
TONGA           3/16/2005         (19,100)       6.97     Open Market
TONGA           3/16/2005            (500)       6.97     Open Market

        (d) Not Applicable

        (e) Not Applicable

Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        J. Carlo Cannell controls and manages the Adviser who makes voting and dispositive decisions for Cuttyhunk, Anegada, GS Cannell, Tonga, and Pleiades.

Item 7  Material to Be Filed as Exhibits

        See Exhibit 7.1- Letter to Mr. John F. Short, Chairman of the Board of Opinion Research Corporation

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 11, 2005
                          J. Carlo Cannell

                              /s/ J. Carlo Cannell
                          ------------------------------
                          J. Carlo Cannell

                              Cannell Capital, LLC

                              /s/ J. Carlo Cannell
                          ------------------------------
                          J. Carlo Cannell, Managing Member

                            The Anegada Master Fund, Limited

                              /s/ J. Carlo Cannell
                          ------------------------------
                          J. Carlo Cannell, Managing Member
                          Cannell Capital, LLC, Investment Adviser

                           The Cuttyhunk Fund Limited

                              /s/ J. Carlo Cannell
                          ------------------------------
                          J. Carlo Cannell, Managing Member
                          Cannell Capital, LLC, Investment Adviser

                          GS Cannell, LLC

                              /s/ J. Carlo Cannell
                          ------------------------------
                          J. Carlo Cannell, Managing Member
                          Cannell Capital, LLC, Investment Adviser

                              Tonga Partners, L.P.

                              /s/ J. Carlo Cannell
                          ------------------------------
                          J. Carlo Cannell, Managing Member
                          Cannell Capital, LLC, General Partner

                          Pleiades Investment Partners, LP

                              /s/ J. Carlo Cannell
                          -------------------------------
                          J. Carlo Cannell, Managing Member
                          Cannell Capital, LLC, Investment Adviser


Exhibit 7.1


                               CANNELL CAPITAL LLC
                              150 California Street
                           San Francisco, Calif. 94111

                                    ------------
                     Tel (415) 835-8300  Fax (443) 606-0067
                               info@cannellcap.com



                                                                  April 11, 2005




John F. Short
The Board of Directors
Opinion Research Corporation
600 College Road East, Suite 4100
Princeton, NJ 08540

Gentlemen:

As your fourth largest shareholder, owning 371,799 shares of Opinion Research Corporation ("ORC"), I am dismayed over the revival of your Purchase Agreement with the LLR Partnerships ("LLR") and the equally outrageous prospect of a dilutive common stock offering to finance it.

I have, over the last two decades of money management, observed but fortunately not been a victim of, many transparent efforts designed to enrich the coffers of management. The proposal of ORC to buy stock at a 105% premium from one, and only one, of it shareholders, and to finance the purchase at the expense of all other shareholders adds a new chapter to the shameful annals of management self-dealing that I hoped had passed with Adelphia, Enron, and Worldcom.

Let us review some facts. You propose to purchase from LLR some 943,949 shares of common stock (1,216,058 shares less some 272,109 shares having a value of $2.0 million), 740,500 warrants with a $12.00 strike price (the "Warrants"), and certain other securities and rights (together, the "LLR Transaction"). These other securities and rights include 10 shares of Series B Preferred Stock, certain anti-dilution warrants and the right to exchange common stock into Series C Preferred Stock on a two-for-one basis.

I have summarized the market values of the securities included in the LLR Transaction below:

Security                  Number    Value per share         Market value
--------                  ------    ---------------         ------------
Common stock             943,949              $7.35         $6.9 million
Warrants                 740,500              $2.52         $1.9 million
Series B Preferred            10             $10.00                 $100
                                                            ------------
                                                            $8.8 million

What fantasy world, devoid of gravity or math, would support an $18 million valuation for securities worth only $8.8 million? Anti-dilution warrants and the right to convert common stock into Series C Preferred Stock are not worth an extra $9.2 million - unless the delighted seller has something on you and your job, something not adequately disclosed in the prospectus.

You spent nearly a quarter million dollars of shareholders' money on an "opinion" from Janney Montgomery Scott ("Janney") and that opinion shows what kind of bias money can buy. Only a firm on the take could render such a deeply flawed notion of "fairness."

Janney ascribed value to the anti-dilution warrants (the "Contingent Warrant"), exercisable by LLR in the event of a dilutive common stock offering at a price of less than $8.50 per share. Janney also reduced the strike price of the Warrants to account for a dilutive common stock offering. In each case, the dilutive stock offering is that very same offering that will be used to retire both the Contingent Warrants and the Warrant. Is this not an example of circular logic?

In addition, Janney valued both the common stock held by LLR and the value of the Series C Preferred Stock into which it is convertible. Is this not double-counting?

You disclose in your registration statement filed on April 6, 2005, that you seek to raise over $41 million, and intend to use the incremental proceeds to pay down borrowings under your revolving credit facility. Borrowings under this facility currently bear interest at only 6.04% per year. Why would you raise equity to replace cheap debt when you have adequate financial flexibility?

In the February 24, 2005 announcement of the Company's 2004 results, you indicated that 2005 revenues are expected to be in the range of $200 and $205 million, net income to be between $4.4 and $4.9 million and diluted earnings per share to be between $0.65 and $0.73. Adjusting for $1.3 million in pre-tax interest savings arising from the recent refinancing, the Company should achieve 2005 diluted earnings per share of between $0.76 and $0.83. At $7.35 per share, the Company's common stock is trading at a multiple of pro forma earnings of only 8.9x to 9.7x, a substantial discount to its peer group. With your stock so undervalued, how can you justify selling equity at this price? I really want to know.

The Janney fairness opinion assumed a $50 million equity offering. If you do a smaller offering, this "opinion" no longer stands. A different offering would require a different opinion -- or even an "opinion" -- circular logic, double-counting and self-dealing aside.

It appears that neither you nor Janney considered alternatives to the proposed transaction. Janney's opinion admits:

"This opinion does not address the relative merits of the Transaction, any alternatives to the Transaction available to ORC or any other underlying decision of ORC to proceed with or effect the Transaction." (Emphasis added.)

Shouldn't you retain an independent financial advisor to advise you on the relative merits of this versus other potential transactions, including the potential sale of the Company?

The only clear benefit of these dealings is keeping John Short ensconced in his position as Chairman and CEO. I choose the word "ensconced" (Merriam-Websters:
"sheltered or concealed") over "in control," because it is clear that Short has clearly lost control of this once-promising company. In six years, the employees at Opinion Research have worked mightily. They've racked up over a billion dollars in sales. And yet Short has squandered their hard work and the time they've taken away from their families. But not before pocketing more money in salary and bonus (yes, bonus) in six years as CEO than the company has made in profits. As if the $3.6 million in salary, bonuses and other perks weren't enough, Short also dipped into the company coffers for a $155,539 personal loan
- even though current company policy "prohibits the making of loans to all officers and directors."

The gravy-train doesn't end there: he's also milked 215,000 stock options from the company. Opinion Research's own filings say a modest 10% gain in the company's stock would put the value of Mr. Short's options at $1.4 million - more money than the company has made in the last decade.

It is clear that the expensive transactions proposed in the filings were concocted to keep Short and his cronies in control. But it is time for him to loosen his white-knuckled grip from the personal piggy bank that is Opinion Research, for the good of the company, for the good of employees and, yes, for the good of shareholders.

As you know, we are lead plaintiffs in a case in the Court of Chancery of the State of Delaware seeking to enjoin or rescind the LLR Transaction and common stock offering if consummated. We will continue to pursue the case until you cease to pursue the LLR Transaction and the common stock offering. If the Board proceeds with the Transactions, we will consider nominating a slate of directors for election at the next annual meeting of stockholders.

We therefore urge you to act in accordance with your fiduciary obligations, cancel the LLR Transaction and the common stock offering, and retain an independent financial advisor to pursue the value maximizing alternative for your stockholders.

On your deathbeds you will be glad to have modified your behavior to that of lesser scoundrels.

Sincerely,

/s/ J. Carlo Cannell

J. Carlo Cannell
Managing Member